

December 16, 2013

Via E-mail
Eric Slifka
President and Chief Executive Officer
Global Partners LP
P.O. Box 9161
800 South Street
Waltham, Massachusetts 02454-9161

> **Re:** **Global Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 1-32593**

Dear Mr. Slifka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note the increase in total compensation of your NEOs in 2012, and particularly the material increase in Mr. Eric Slifka's compensation. This increase appears to be due in large part to the increase in compensation from the short-term incentive plan (STIP). While you have provided relevant information with respect to the STIP Performance Component, please expand your discussion of the STIP Discretionary Component. Explain in better detail the factors such as the "market factors and significant acquisitions, developments and ventures" accomplished by you as well as the contributions of the NEOs that resulted in an award range of 87% to 200% of the STIP Discretionary Component.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any questions.

       Sincerely,

       /s/ A.N. Parker

       Anne Nguyen Parker
       Branch Chief

cc: Via E-mail
       Amy J. Gould
       Global Partners LP